Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET (LOSS) PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net loss	$(65,914)	$(49,245)	$(204,038)	$(322,929)
Preferred Stock dividend requirements	(17,896)	(19,786)	(53,104)	(58,714)

Net loss attributable to common stockholders	$(83,810)	$(69,031)	$(257,142)	$(381,643)

Weighted average number of common shares outstanding	11,188,297	11,042,297	11,188,297	11,032,297

Net loss per common share	$—	$—	$(0.02)	$(0.03)